SCHEDULE 13G

Amendment No. 0
Hurray Holding Company Limited
Common Stock
Cusip #447773920

Cusip #447773920
Item 1:	Reporting Person - Fidelity International Limited
Item 4:	Bermuda
Item 5:	270,204,700
Item 6:	0
Item 7:	270,204,700
Item 8:	0
Item 9:	270,204,700
Item 11:	12.288%
Item 12:	    HC

Cusip #447773920
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	270,204,700
Item 8:	0
Item 9:	270,204,700
Item 11:	12.288%
Item 12:	IN



	SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
	FILED PURSUANT TO RULE 13d-1(c)

This filing as of December 31, 2005 includes previously unreported shares beneficially held through shares of local common stock. If this beneficial ownership had been previously filed, a report would have been submitted for the period ended May, 2005 indicating beneficial ownership of 12.288%.

Item 1(a).	Name of Issuer:

		Hurray Holding Company Limited

Item 1(b).	Name of Issuer's Principal Executive Offices:

		8 Jian Guo Men Bei Street
		China Resources Building
		Room 305-306, Dongcheng District  100005
		Beijing, China

Item 2(a).	Name of Person Filing:

 		Fidelity International Limited

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		Pembroke Hall, 42 Crowlane
		Hamilton, Bermuda

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		447773920

Item 3.	This statement is filed pursuant to Rule 13d-1(c)

Item 4.	Ownership

(a)	Amount Beneficially Owned:	270,204,700

(b)	Percent of Class:	12.288%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	270,204,700

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or to direct the disposition of:	270,204,700

(iv)	shared power to dispose or to direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Hurray Holding Company Limited. The interest of one person, Fidelity Greater China Ventures Fund LP, in the Common Stock of Hurray Holding Company Limited, amounted to 270,204,700 shares or 12.288% of the total outstanding Common Stock at December 31, 2005.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
	the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

	Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	February 14, 2006
	Date

	/s/Eric D. Roiter
	Signature

	Eric D, Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf of Fidelity International Limited and its direct and indirect subsidiaries.

Exhibit A

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)


Fidelity Greater China Ventures Fund LP, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, a Bermuda limited partnership, is the beneficial owner of 270,204,700 shares or 12.288% of the outstanding common stock of the Company. Fidelity International Limited (FIL), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, is a limited partner and the investment manager of Fidelity Greater China Ventures Fund LP, and is a qualified institution under section 240.13d-1(b)(1) pursuant to an SEC No-Action letter dated October 5, 2000.

FIL, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. A partnership controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FIL, or trusts for their benefit, owns shares of FIL voting stock with the right to cast approximately 38% of the total votes which may be cast by all holders of FIL voting stock.

Some or all of the shares of Common Stock of Hurray Holding Company Limited owned by the Fidelity Greater China Ventures Fund LP at December 31, 2005 may include shares represented by American Depository Shares.

	SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
	FILED PURSUANT TO RULE 13d-1(c)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 14, 2006, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of Hurray Holding Company Limited at December 31, 2005.

	Fidelity International Limited

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Fidelity International Limited and its direct
	and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney dated December 30, 1997, by and on behalf of Edward C. Johnson 3d